January 30, 2020

Hilario Lopez Vargas
President, Treasurer, Secretary and Director
Azar International Corp.
Carretera Turistica, Luperon, 12th km, No. 7
Grand Parada, Puerto Plata, Dominican Republic

       Re: Azar International Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-234137

Dear Mr. Lopez Vargas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 5. We continue to believe that you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. In this regard, we note that you have had no operating revenues since inception on September 20,
       2018, and your assets consist only of cash or cash equivalents. Please disclose on the cover page and in the risk factors section that you are a shell company and discuss the restrictions imposed on such companies. In addition, please revise your disclosure under
       "Future Sales By Existing Stockholders" on page 16 accordingly.
 Hilario Lopez Vargas
Azar International Corp.
January 30, 2020
Page 2
Exhibits

2. We note that the date of your auditor's consent filed as Exhibit 23.1 appears to incorrectly reference the year 2019. Please revise as necessary.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



FirstName LastNameHilario Lopez Vargas                         Sincerely,
Comapany NameAzar International Corp.
                                                               Division of
Corporation Finance
January 30, 2020 Page 2                                        Office of Energy
& Transportation
FirstName LastName